The Board of Directors
Sound Advice, Inc.:

We consent to incorporation by reference in the registration statements on Form S-8 of Sound Advice, Inc. of our report dated September 12, 1997, relating to the consolidated balance sheets of Sound Advice, Inc. and subsidiaries (the "Company") as of June 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 1997, and related schedule, which report appears in the June 30, 1997 annual report on Form 10-K of Sound Advice, Inc.


/s/ KPMG PEAT MARWICK LLP


Fort Lauderdale, Florida
September 25, 1997